Exhibit 99.1

MindMed Announces Chief Executive Officer Transition

New York, NY - June 9, 2021 – Mind Medicine (MindMed) Inc. (NASDAQ: MNMD, NEO: MMED, DE: MMQ) (the “Company”), a leading clinical-stage pharmaceutical company and pioneer in the field of psychedelic inspired medicines, announces that J.R. Rahn, the Company’s co-founder and chief executive officer, is stepping down as chief executive officer and a director, and that its chief development officer, Robert Barrow, will assume the position of chief executive officer with immediate effect. The Company will also initiate a comprehensive search for a chief executive officer, in which Mr. Barrow will be a candidate, and Mr. Rahn will advise the Company during its leadership transition. The transition of the Company’s leadership team will enable the Company to pursue aggressively its clinical development programs and development of its companion innovative digital technologies.

In reflecting on his tenure, Mr. Rahn noted “under my leadership the Company did a remarkable job of getting off to its unprecedented start, and building itself into a leader in the psychedelic medicine industry.”

During Mr. Rahn’s tenure as chief executive officer, he helped to assemble a diverse clinical pipeline, establish world class research partnerships and was an instrumental part of the leadership team as MindMed went public on the NEO Exchange in Canada last year and recently listed on the Nasdaq Stock Market. Under Mr. Rahn’s leadership, the Company has raised over US$204 million (net of costs), making it one of the most well-capitalized companies in the psychedelic medicine industry. Mr. Rahn led the hiring of the Company’s world-class drug development and technology team capable of bringing psychedelic inspired medicines to market through a regulatory pathway worldwide.

Mr. Rahn said, “Since starting MindMed, it has been our goal to progress psychedelic medicines to one day help heal patients with mental illnesses. Our work to date and ability to raise capital has taken us leaps and bounds closer to that vision. This chief executive officer transition is a natural progression for MindMed as the Company heads into later stage clinical trials. I am thankful for the incredible team of scientists, doctors, innovators and investors who continue to support MindMed. This all could not have been possible without you.”

Robert Barrow is an accomplished pharmaceutical executive with over a decade of experience leading organizations and drug development programs in a variety of disease areas. Mr. Barrow is a recognized leader in the psychedelic industry, in which he has played a central role in the design and execution of a number of successful regulatory and drug development strategies.

Mr. Barrow previously served as director of Drug Development & Discovery at Usona Institute, where he led preclinical, clinical and regulatory development efforts for Usona’s psychedelic drug candidates and was responsible for obtaining Breakthrough Therapy Designation for psilocybin in the treatment of Major Depressive Disorder. Prior to his tenure at Usona, Mr. Barrow served as chief operating officer and a director of Olatec Therapeutics where he oversaw the execution of numerous early and late-stage clinical trials in the fields of analgesics, rheumatology, immunology and cardiovascular disease. Mr. Barrow has also served as a technical and strategic advisor to numerous large and small pharmaceutical companies developing novel central nervous system therapeutics and has been an invited speaker at multiple industry and scientific presentations. Mr. Barrow holds a Master’s degree in Pharmacology from The Ohio State University and a Bachelor of Science degree from Wake Forest University, where he graduated summa cum laude.

Mr. Barrow added, “We would not be here without J.R.’s vision and perseverance to establish us as a pioneer in this fast evolving new industry. I am incredibly excited to step into this new role and honored by the confidence placed in me by J.R., my colleagues and the board of directors. Having worked closely with J.R. and the entire organization over the past half-year, I am confident that this transition will be seamless. I look forward to continuing the execution of our core mission and strategies. We remain committed to continuing to advance MindMed as a leader in the psychedelic medicine industry and as a central nervous system-focused pharmaceutical company more broadly.”

This progression of management will bolster MindMed’s ability to execute on its drug development and digital medicine strategies with an executive team united behind Mr. Barrow, including Dr. Miri Halperin Wernli, PhD as executive president and director; Dr. Daniel R. Karlin, MD, MA as chief medical officer; Bradford Cross as chief technology officer; and Dave Guebert as chief financial officer.

As part of the chief executive officer transition, the Company has agreed to issue Mr. Rahn 1.5 million subordinate voting shares, which issuance is subject to applicable regulatory approvals

About MindMed

MindMed is a clinical-stage psychedelic medicine biotech company that seeks to discover, develop and deploy psychedelic-inspired medicines and therapies to address addiction and mental illness. The Company is assembling a compelling drug development pipeline of innovative treatments based on psychedelic substances including psilocybin, LSD, MDMA, DMT and an Ibogaine derivative, 18-MC. The MindMed executive team brings extensive biopharmaceutical experience to MindMed’s approach to developing the next generation of psychedelic-inspired medicines and therapies.

MindMed trades on the NASDAQ under the symbol MNMD and on the Canadian NEO exchange under the symbol MMED. MindMed is also traded in Germany under the symbol MMQ.

Forward-Looking Statements

Certain statements in this news release related to the Company constitute “forward-looking information” within the meaning of applicable securities laws and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “will”, "may", "should", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe", “potential” or "continue", or the negative thereof or similar variations. Forward-looking information in this news release includes statements regarding the Company’s future strategies and business plans, the Company’s development programs and clinical trials, and the Company’s executive team and consulting arrangements. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including the Company’s history of negative cash flows; limited operating history; incurrence of future losses; availability of additional capital; lack of product revenue; compliance with laws and regulations; difficulty associated with research and development; risks associated with clinical trials or studies; heightened regulatory scrutiny; early stage product development; clinical trial risks; regulatory approval processes; novelty of the psychedelic inspired medicines industry; as well as those risk factors discussed or referred to herein and the risks described under the headings “Risk Factors” in the Company’s filings with the securities regulatory authorities in all provinces and territories of Canada which are available under the Company’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results and future events could differ materially from those anticipated in such information. Although the Company has attempted to identify important risks, uncertainties and factors that could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend and does not assume any obligation to update this forward-looking information.

Media Contact: mindmed@150bond.com